EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2010

(In thousands)

Earnings
Net income before minority interest	$14,223
Equity earnings	2,186
Income distribution from equity investees	1,693
Minority interest in pretax income	(5,300)
Amortization of capitalized interest	65
Interest capitalized	678
Federal and state income taxes	8,292
Fixed charges	4,445
Total Earnings as Defined	$26,282

Fixed Charges
Interest expense on long-term debt and other	$3,930
Interest on rentals*	1,013
Amortization of debt issuance costs	157
AFUDC - borrowed funds	23
Capitalized interest	(678)
Total Fixed Charges	$4,445

Ratio of Earnings to Fixed Charges	5.91X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.